Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company:
                                      Laser Power Corporation

                                      Commission File
                                      No.: 000-22625

                                      July 13, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


            II-VI Incorporated Launches Exchange Offer
             for Shares of Laser Power Corporation


PITTSBURGH, PA, July 13, 2000 - II-VI Incorporated (NASDAQ NMS: IIVI) today launched an exchange offer for all outstanding shares of common stock including the associated rights to purchase preferred stock of Laser Power Corporation (NASDAQ: LPWR). The offer to exchange all outstanding shares of Laser Power common stock for .052 shares of II-VI common stock and $2.89 net in cash is subject to a "floor price" of $5.15 per share and a "ceiling price" of $5.65 per share for each share of Laser Power common stock that has been validly tendered and not properly withdrawn, expires at midnight, Eastern Time, August 10, 2000, unless the period is extended. This exchange offer is being made in connection with an Agreement and Plan of Merger between II-VI and Laser Power dated June 28, 2000.

The number of II-VI shares to be issued in the exchange will be based on the volume weighted average trading price of II-VI common stock for the 12 trading days prior to the closing of the offer.

II-VI will acquire the remaining Laser Power shares in a merger in which each share of Laser Power common stock will be converted into the right to receive the same consideration being paid for shares tendered in the offer.

Payment for shares properly tendered and accepted will be made as promptly as practicable after the expiration date.

This press release contains certain forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the actions of governmental regulators and the behavior of other market participants. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of II-VI or Laser Power. II-VI has filed a registration statement with the Securities and Exchange Commission and Laser Power has filed a solicitation/recommendation statement with respect to the exchange offer. The exchange offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contains important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of Laser Power at no expense to them. The exchange offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the solicitation/recommendation statement are available at no charge at the commission's Web site at www.sec.gov.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455,